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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Carmike Cinemas Inc.
                           ---------------------------
                                (Name of Issuer)

                                  Common Stock
                           ---------------------------
                         (Title of Class of Securities)

                                   143 436 103
                                   -----------
                                 (CUSIP Number)


Mr. Robert M. Raiff                   With a copy to:
152 West 57th Street                  Lawrence G. Goodman, Esq.
New York, New  York 10019             Shereff, Friedman, Hoffman & Goodman, LLP
(212) 247-4000                        919 Third Avenue
                                      New York, New York 10022
                                      (212) 758-9500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                February 9, 1998
                           ---------------------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].


Note: One copy and an EDGAR version of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
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CUSIP No. 143 436 103                                  Page   2   of   6   Pages
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Robert M. Raiff
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[_]
                                                                         (b)[X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS*
         AF
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                     [_]
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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
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      NUMBER OF        7    SOLE VOTING POWER
       SHARES                     741,000
    BENEFICIALLY       ---------------------------------------------------------
      OWNED BY         8    SHARED VOTING POWER
        EACH
      REPORTING        ---------------------------------------------------------
       PERSON          9    SOLE DISPOSITIVE POWER
         WITH                     741,000
                       ---------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER

                       ---------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON
                                741,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    [_]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                7.47%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
                                IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


         This Amendment No. 1 to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D relating to the event date of September 17, 1997 (the "Schedule 13D") filed by Robert Raiff relating to the Class A Shares of common stock (the "Common Stock") of Carmike Cinemas, Inc. ("Carmike"). The address of Carmike is 1301 First Avenue, Columbus, GA 31901. Capitalized terms used herein and not defined herein shall have the meanings assigned thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds

         Item 3 is amended to add the following:

         As of February 11, 1998, Mr. Raiff beneficially owns 741,000 shares of Common Stock. All 741,000 shares of Common Stock are held by entities and managed accounts over which Mr. Raiff has investment discretion. All shares of Common Stock owned by Mr. Raiff were purchased in open market transactions. In the last 60 days, 108,600 shares of Common Stock were purchased at an aggregate cost of $3,238,619 (see Schedule A). The funds for the purchases of the shares of Common Stock held by the Partnerships and the Fund came from capital contributions to the Partnerships by their general and limited partners and capital contributions to the Fund by its shareholders. The funds for the purchases of shares held in the managed accounts over which Mr. Raiff has investment discretion came from the accounts' own funds. Margin was used in purchasing shares of Common Stock.

Item 4.  Purpose of the Transaction

         Item 4 is amended to add the following:

         The shares of Common Stock beneficially owned by Mr. Raiff were acquired for, and are being held for, investment purposes.

         Mr. Raiff does not have any plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D. Mr. Raiff, however, may communicate ideas to management from time to time, which are intended to further Carmike's business development and enhance shareholder value. Mr. Raiff reserves the right to purchase additional shares of Common Stock or dispose of shares of Common Stock in the open market or in any other lawful manner in the future.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety to read as follows:

         (a) and (b) As noted above, as of the date hereof, Mr. Raiff is the beneficial owner of 741,000 shares of Common Stock. Based on Carmike's Quarterly

Report on Form 10-Q for the period ended September 30, 1997, there were 9,918,587 shares of Common Stock outstanding. Therefore, Mr. Raiff beneficially owns 7.47% of the outstanding Common Stock. Mr. Raiff has the power to vote, direct the vote, dispose of or direct the disposition of all the shares of Common Stock that are currently beneficially owned by Mr Raiff.

         (c) Attached as Schedule A is a description of the transactions in the Common Stock that were effected by Mr. Raiff during the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



By: /s/ Robert M. Raiff
    -------------------
        Robert M. Raiff

Dated: February 11, 1998



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                                   SCHEDULE A

      Purchase [and Sale] of Shares of Common Stock Within the Last 60 Days



                 Purchase          Number             Price
    Date         or Sale         of Shares        Per Share         Value
    ----         -------        ----------        ---------         -----
12/12/97           Sale            (1,000)         $29.1875        $(29,187.50)
12/16/97         Purchase            5,000          29.00           145,000.00
12/24/97         Purchase            5,000          29.5625         147,812.50
12/26/97         Purchase            5,000          29.1850         145,925.00
12/29/97         Purchase           10,000          29.575          295,750.00
12/30/97         Purchase           10,000          29.50           295,000.00
12/31/97         Purchase            9,000          28.9868         260,881.05
1/20/98          Purchase              500          30.00            15,000.00
1/30/98          Purchase            5,000          30.3625         151,812.50
2/3/98           Purchase            2,500          30.3750          75,937.50
2/9/98           Purchase           36,600          30.00         1,098,000.00
2/10/98          Purchase           20,000          30.375          607,500.00





*  Does not include commissions